DLA Piper LLP (US) One Liberty Place 1650 Market Street, Suite 4900 Philadelphia, Pennsylvania 19103-7300 www.dlapiper.com John Grady john.grady@dlapiper.com T 215.656.3365 F 215.606.2057

June 25, 2018
VIA EMAIL

Securities and Exchange Commission

Division of Investment Management

Office of the Chief Accountant

Attention: Ken Ellington

100 F Street, N.E.

Washington, DC 20549

Re:	Wildermuth Endowment Fund (the “Fund”)

Dear Ken:

Thank you for providing us with comments on the Fund’s registration statement as well as its financial statements and recent filing on Form N-CSR. We are responding to all of your comments herein, and have for your convenience re-stated each comment or question before providing our response. We have also grouped them by the document or filing that they related to and/or addressed. We look forward to getting your reaction to our response at your earliest convenience.

1.	Prospectus.

a.       Comment: For the fee table, indent the three line items that pertain to sub-categories of Other Expenses.

Response: The Fund will make the necessary edits to comply with the comment.

b.       Comment: For the notes to the fee table, either remove the current fee cap language or extend fee cap effective date so that it is effective for at least one year from the proposed effective date of the prospectus.

Response: The Fund’s adviser has extended the cap through and including December 31, 2019.

2.	Financial statements.

a.       Comment: For the Fund’s ARC Property Trust security holding, the value has not changed since 12/2016. Describe how often the security and its value are monitored, provide details on valuation information received by the Fund and the adviser since that time, and explain why the fair value of the security has not been adjusted since 12/2016.

Response: The Fund’s holdings in ARC Property Trust are reviewed and, if appropriate, re-valued on a quarterly basis (and more frequently, if circumstances dictate). The Fund receives information from the issuer on a monthly basis, and reviews said information upon receipt and again quarterly in order to determine whether an adjustment to the value of the Fund’s holdings is in order.

Securities and Exchange Commission

June 25, 2018

Page Two

As noted by the staff, the Fund has carried its holdings in ARC Property Trust at the same value since December 2016. That valuation was derived from an official valuation published by the issuer at that time, and has not since been revised or changed by the issuer. As of 12/31/2017, and in connection with the audit of its financial statements as of that same date, the Fund confirmed with the issuer’s management that the value provided as of 12/31/2016 remained current. A review of the issuer’s financial statements by the Fund’s investment adviser confirmed the valuation. In addition, fund management also confirmed, through discussions with third party due diligence firms, that ARC Property Trust’s value had not materially changed during calendar year 2017.

b.       Comment: For the Fund’s Metro Diner position, explain why the Series II Common’s value moved from $0 at 12/31/17 to $2.575m+ as of 3/31/18.

Response: The Fund made a $3,500,000 investment in Metro Diner on November 16, 2017. The preferred shares received by the Fund at that time were valued at $3,500,000 and the Common II shares were not assigned any value. At the end of 2017, a third party valuation of Metro Diner was initiated. The valuation results, which included financial data through February, noted a substantial increase in value since the terms of the Fund’s investment had been finalized. Due to issuer’s waterfall structure, the increase in value was assigned to the Company’s Common II shares, resulting in a Common II valuation of $2,575,000. The value of the Fund’s preferred shares holdings remained at $3,500,000.

c.       Comment: Explain why share or unit totals are no longer being provided as to certain securities listed as portfolio holdings (they were supplied in prior years).

Response: Share or unit total are not provided for securities that do not have shares or units. In prior years, the Fund’s administrator had inserted share and/or unit numbers as placeholders where necessary. This practice has now been terminated.

d.       Comment: Represent that, in future filings, the following information will be included in the financial statements as required by Regulation S-X: (i) information on securities that were valued by reference to “unobservable inputs;” (ii) the total dollar and percentage amounts of Rule 144A and Illiquid Securities held by the Fund; and (iii) the total dollar and percentage amount of the Fund’s Private Fund and Private Investment Company holdings. In addition, supplementally provide the information on said Private Fund and Private Investment Company holdings for the fiscal year ended 12/31/2017.

Securities and Exchange Commission

June 25, 2018

Page Three

Response: The Fund will include all such information in financial statements prepared and filed in the future.

As of 12/31/2017, the Fund’s holdings of Private Funds amounted to $23,306,151, which represented 29.67% of the Fund’s net assets, and the Fund’s holdings of Private Investment Companies totaled $8,436,671, which equated to 10.74% of its net assets.

e.       Statement of Assets & Liabilities:

          i. Comment: Confirm the nature of the $2.747m+ amount listed as payable to the custodian.

Response: The negative balance was related to the settlement of an outstanding trade. The payable was cleared on January 3, 2018.

          ii. Comment: Confirm that there are no open payables in favor of the Fund’s trustees.

Response: There were no open payables to Trustees as of 12/31/2017.

f.        Notes:

          i. Comment: For Note 2, explain why the market value of fair valued securities on page 23 of the financial statements moved from $6,999,974 to a much larger number.

Response: The sentence in question should not have been included in the financials. The Fund will revise the version of its financial statements that is published or otherwise provided to investors and others to redact this sentence.

          ii. Comment: Explain the basis for the difference in the unrealized appreciation / depreciation amount contained in the note regarding Level III investments that lies underneath the roll forward table on page 26 (i.e., $2,869,588), and the amount set forth in the table immediately above for investments generally (i.e., $2,581,604).

Response: The difference between the change in unrealized gain or loss between the level 3 table and the number disclosed below is that the level 3 table discloses change in unrealized gain/loss for all level 3 securities held during the year and the number below is a separate disclosure that discloses the change in unrealized gain/loss for only those securities classed as level 3 at year-end (as required by ASC 820).

Securities and Exchange Commission

June 25, 2018

Page Four

3.	N-CSR.

a. Comment: For Item 4(e)(2), confirm or amend reference to 100%.

Response: Pre-approval of non-audit fees was not waived on any occasion by the Fund’s Audit Committee. Accordingly, the Fund’s response to Form N-CSR item 4(e)(2) should have been “0%” (zero percent).

b. Comment: Confirm that there are no wholly-owned subsidiaries of the Fund at the present time.

Response: The Fund does not currently have any wholly-owned subsidiaries.

c. Comment: Confirm that all return of capital distributions by the Fund were accompanied by notices required by Rule 19a-1 under the Investment Company Act of 1940.

Response: All return of capital distribution notices were accompanied by the requisite Rule 19a-1 notices.

Thank you in advance for your time and consideration.

Very truly yours,

DLA Piper LLP (US)

/s/ John H. Grady

John Grady

Partner

JG